POLYMET MINING CORP.	TSX Venture Exchange: POM American Stock Exchange: PLM

2350-1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3
Tel: 604-669-4701 / Fax: 604-669-4705 www.polymetmining.com
NEWS RELEASE	06-12

POLYMET RECEIVES POSITIVE DEFINITIVE FEASIBILITY STUDY FOR ITS NORTHMET
COPPER-NICKEL-PRECIOUS METALS PROJECT

Vancouver, British Columbia, September 25, 2006 - PolyMet Mining Corp. (TSX-V: POM; AMEX: PLM) (“PolyMet”) announced today that the Definitive Feasibility Study (DFS) prepared by Bateman Engineering (Pty) Ltd (“Bateman”) confirms the economic and technical viability of PolyMet’s NorthMet copper-nickel-precious metals project located in the established mining district of the Mesabi Iron Range in northeastern Minnesota.

KEY STATISTICS

Reserves and Resources (see Notes below) Measured and Indicated (M&I) Resources (see notes Inferred Resources Proven and Probable Reserves		422.1 120.6 181.7	mmt mmt mmt	Copper equivalent grade (see note) Copper equivalent grade (see note) Copper equivalent grade (see note)		0.86% 0.80% 0.96%
Mining Life-of-mine average total mining rate Initial mine life (permit application)		81,070 20	tpd years	Processing rate		32,000	tpd
Production -- annual average in first five years Copper cathode (high grade) Nickel in hydroxide		72.057 15.401	mmlbs mmlbs	Precious metals (palladium, platinum, gold) Cobalt in hydroxide		105,984 0.727	oz mmlbs
Life-of-mine operating costs per ton Mining cost per ton of rock mined Mining cost per ton of ore mined	$ $	1.14 3.13		Processing cost per ton processed General, admin. and other, per ton processed	$ $	6.99 0.66
Capital Costs Initial Direct Cost Contingency Total Indirect costs Total initial capital Sustaining capital (20-year project)	$ $ $ $ $ $	285.1 27.1 312.1 67.5 379.6 71.8	million million million million million million
Economic Summary -- NI 43-101 Base Case (see Notes below) IRR after tax After tax NPV discounted at 7.5% Average annual EBITDA in first five years	$ $	26.7% 595.4 175.3	million million

Important Notes and Assumptions Throughout. Also see notes at the end of this News Release
1.	The terms Mineral Resources and Reserves as used herein conform to the definitions contained in National Instrument 43-101.
2.
Reserves are contained within the envelope of Measured & Indicated Mineral Resource. Mineral Resources are not Reserves and do not have demonstrated economic viability. US Investors see notes at the end of this News Release.

3.
Mineral Resources and Reserves have been calculated using the following metal prices: Copper - $1.25/lb, Nickel - $5.60 per pound, Cobalt - $15.25/lb, Palladium - $210 per ounce, Platinum - $800 per ounce and Gold - $400 per ounce.

4.
Base Case economics for the purpose of the Technical Report to NI 43-101standards are the weighted average of the three-year trailing (60%) and two-year forward (40%) market prices using July 31, 2006 as a reference for the three-year trailing price and average forward prices during July 2006 for forward prices. Specifically, these prices are: Copper - $2.25/lb, Nickel - $7.80 per pound, Cobalt - $16.34/lb, Palladium - $274 per ounce, Platinum - $1,040 per ounce and Gold - $540 per ounce.

5.
The copper equivalent grade is calculated by multiplying the grade of each metal by the metal price (in the same units) used in reserve and resource modeling (see note 3) and dividing the product by the copper price.

6.
The Net Metal Value (NMV) is calculated by summing the product of the grade of each metal, the metal price (in the same units) used in reserve and resource modeling (see note 3), the expected metal recovery, and the expected payment terms.

7.	All dollar amounts in this News Release are in U.S. funds.

BACKGROUND ON NORTHMET
NorthMet comprises:

  a large, disseminated copper-nickel-precious metals ore body, and a 100,000 ton per day crushing and grinding facility known as the Erie Plant, located approximately six miles west of the ore body and connected to it by railroad.

PolyMet acquired the Erie Plant from Cleveland Cliffs, Inc. (“Cliffs”) in 2005 and, on September 15, 2006 announced that it had entered into a second agreement with Cliffs to acquire the railroad connection and associated equipment and infrastructure, other facilities and an additional 6,000 acres of property contiguous with the existing tailing facilities. With the completion of this second transaction, PolyMet’s total landholding will be approximately 16,600 acres.

Upon receipt of operating permits and production financing, PolyMet plans to start construction of the project leading in the second half of 2008 to the commencement of commercial production of copper metal, nickel- and cobalt-hydroxides, and a precious metals precipitate containing palladium, platinum, and gold. Permit applications are for processing 32,000 tons of ore per day over an initial 20-year mine life.

“The objective in undertaking the DFS is to produce a study to a “bankable” standard which means that all material aspects of the project have been considered and reported to a level that allows prospective financial partners to make informed decisions about the investment potential of the project,” said William Murray, PolyMet President and Chief Executive Officer.

“PolyMet has engaged industry experts in all engineering and commercial disciplines and undertaken extensive drilling, metallurgical and environmental test work programs needed to define the deposit, determine the optimum processes to extract the metals and to meet or exceed all regulatory requirements for permitting the project,” Murray continued.

The Executive Summary of the DFS is being summarized in a Technical Report that conforms to National Instrument 43-101 that will be filed on PolyMet’s website www.polymetmining.com and on SEDAR by mid-October.

PolyMet will host a conference call and webcast at 10:00 a.m. EDT on Wednesday September 27, 2006. The call-in numbers are +1 (800) 509-0081 or +1 (416) 695-5275, pass code 631548.

The Qualified Person (QP) for this news release and for supervision of the Technical Report is Don Hunter, Project Manager for the NorthMet Project. In addition, each part of the Technical Report will be covered by separate QP’s from each of the organizations providing input.

DFS OVERVIEW

  Mineral Resources Expanded: measured and indicated mineral resources have been expanded to 422.1 million tons grading 0.28% copper, 0.08% nickel and 0.01 ounces per ton (opt) of precious metals (palladium, platinum and gold), compared with 358 million tons grading 0.26% copper, 0.08% nickel, and 0.01 opt of precious metals that was previously reported. In addition, the DFS reports inferred mineral resources of 120.6 million tons grading 0.25% copper, 0.07% nickel, and 0.01 opt of precious metals. Mineral resources are not reserves and do not have demonstrated economic viability.

  Reserves Established: PolyMet has, for the first time, established proven and probable reserve. This material, contained within the measured and indicated resources, totals 181.7 million tons grading 0.31% copper, 0.09% nickel, and 0.01 opt of precious metals. These reserves, which represent only 43% of the measured and indicated resources, are based on copper at $1.25/lb, nickel at $5.60 per pound, and precious metal prices of $210, $800, and $400 per ounce respectively for palladium, platinum and gold. These assumptions are much lower than the U.S. Securities and Exchange Commission’s (“SEC”) standard for reserve estimation, which are, in turn, much lower than recent metal prices.

  The final operational mine plan will be completed in parallel with the final stages of the permitting process. This will include the results from a highly selective drill campaign planned to be completed in early 2007 this is focused on converting resources into proven and probable reserves as well as completion of pit optimization that is expected to reduce the amount of waste material to be mined within the 20-year permit, reduce the unit costs per ton of rock mined, and may enhance the grade to be mined.

  Project Scope Expanded: The DFS is based on processing of 32,000 tons of ore per day, compared with 27,500 tons per day in the previous Technical Report published in July 2004. The capital costs reflect PolyMet’s commitment to world class environmental practices that meet or exceed Minnesota’s stringent environmental standards. Furthermore, detailed engineering has demonstrated several operational improvements that have resulted in scope changes to the capital cost estimates.
  Environmental Review: A considerable part of the DFS is focused on environmental considerations. Since starting the program in early 2004, PolyMet has already spent $6.1 million on permitting and environmental work, including completion of the Environmental Assessment Worksheet, which has been subject to public review. The state of Minnesota has engaged Environmental Resource Management and Knight Piesold to complete the Environmental Impact Statement (EIS). This is part of a parallel permitting program under which the published schedule calls for publication of the EIS in the second quarter of 2007 and operating permits shortly thereafter.
  Capital Costs: Initial direct capital costs, including contingency, for this enlarged project are estimated at $312.1 million. Indirect costs including engineering and construction management, project insurance, the anticipated cost of environmental insurance related to reclamation and closure guarantees, and other owners costs are estimated at $67.5 million, for a total capital cost of $379.6 million. Sustaining capital is projected at $71.8 million for the first 20 years.

  Approximately $52 million – or an increase of 22% – of the $140 million increase in initial direct costs compared with previous estimate in 2004 is related to inflation. The economic mine model also includes a total working capital requirement that peaks at approximately $22.0 million in full-scale production.

  Base Case Assumptions: Economic modeling for the Technical Report assumes prices of $2.25/lb for copper, 7.80/lb for nickel and $274, $1,040, and $540 per ounce respectively for palladium, platinum and gold. These prices are the weighted average of the three-year trailing average price at the end of July 31, 2006 (60%) and the average two-year forward price in July, 2006 (40%.)

  With the exception of the gold price, these prices are substantially lower than recent prices (average in July 2006) of $3.50/lb for copper, $12.06/lb for nickel, and $322, $1,241 and $634 per ounce respectively for palladium, platinum, and gold.
  Operating costs: During the first five years of full-scale production, cash costs of production (excluding amortization of capital) on a co-product basis (allocating costs to each metal according to its contribution to revenue) and using Low Case metal price assumptions (copper - $1.50/lb, nickel - $6.50/lb, palladium - $225/oz, platinum - $900/oz, and gold - $450) are projected at $0.81/lb for copper, $2.84/lb for nickel, and $113, $477, and $239 per ounce respectively for palladium, platinum, and gold.

  Alternatively, using the by-product method whereby revenues from other metals are offset against costs of a primary metal, the five-year average cash cost of copper would be $0.06/lb or, if NorthMet were viewed as a nickel mine, nickel costs would be minus $1.46/lb.

  Looked at another way, the operating margin is expected to be in excess of 40% on Low Case assumptions, and more than 50% on the Base Case.
  Robust Economics: The mine model does not take into account the anticipated results of additional drilling. After state and federal taxes, the Base Case rate of return is 26.7% and the present value of the future cash flow discounted at 7.5% per annum is $595.4 million. During the first five years of full-scale operation, annual EBITDA (Earnings Before Interest, Taxation, Depreciation, and Amortization, or operating cash flow) is projected to average $175.3 million.

  Even using our Low Case metal price assumptions (copper - $1.50/lb, nickel - $ 6.50/lb, palladium - $225/oz, platinum - $900/oz, and gold - $450/oz) the after-tax rate of return is 13.4% and EBITDA is projected to average $100.2 million a year during the first five years of full-scale operation.

  A $0.10/lb change in the copper or nickel price would increase or decrease average annual EBITDA during the first five years of full-scale operation by $7.0 million and $1.2 million respectively and a $10/oz change in all of the precious metal prices (palladium, platinum, and gold) would increase or decrease the five-year average annual EBITDA by $1.0 million.

“Completion of the DFS is an important milestone in the evolution of PolyMet into a production company. The mining industry worldwide is facing enormous pressure from capital cost inflation. Our strategic acquisition of the Erie Plant, providing us approximately 80% of the heavy equipment needed, has helped to insulate us from these factors,” William Murray said.

“During the completion of the permitting process, we plan to advance to engineering and procurement phases of development while optimizing the mine plan. Our most recent agreement with Cliffs providing railway and related assets reduces our dependence on third-party providers of services and facilities, reduces operating costs, and will also enable us to optimize operations around the plant facility.”

He concluded that, “These achievements, combined with strengthening our senior operating team, demonstrate our determination to progress toward commercial production during the second half of 2008.”

TOWARDS CONSTRUCTION
With completion of the DFS, PolyMet now commences planning for construction subject to and upon receipt of operating permits.

Long Lead-Time Equipment: PolyMet has already initiated the transition into the detailed engineering and procurement phase in preparation for the start of construction. This includes detailed planning for the construction phase, commencement of detailed design work, and scheduling long lead-time equipment.

Environmental Review: The DFS environmental and operational review is being incorporated into the Environmental Impact Statement (EIS). Based on the published schedule agreed with permitting agencies, a draft EIS should be published for public comment during the fourth quarter of 2006. The final EIS is expected to be completed in the second quarter of 2007. PolyMet is in discussion with the key permitting agencies to confirm this published schedule.

Mine Optimization: The operational mine plan will include the results of a drill program planned for the coming months that is designed to translate measured and indicated resources in reserves. Specifically, the program is expected to:

improve pit scheduling and reduce unit mining costs

extend the mine life beyond the current 20-year permit application used in economic modeling and reserve calculation further reduce the waste:ore (strip) ratio and thus lower the cost per ton of ore mined reduce the volume of slightly sulfidic waste rock, which is expected to be converted to reserve status, and thus reduce the cost of handling and managing waste material

Even without this additional work, the DFS estimates that, at a processing rate of 32,000 tons per day, the mine life could expand to 38 years using SEC-standard metal prices for reserve estimation.

Finalizing Offtake Contracts: PolyMet is in advanced discussions with prospective buyers of the nickel- and cobalt-hydroxides and the precious metals precipitate. With completion of the DFS, these negotiations can now be finalized.

Production Financing: PolyMet anticipates appointing a lead financial advisor to assist it in securing production financing in the least dilutive manner.

DFS BACKGROUND
The DFS was designed to define the capital and operating costs and demonstrate the economic and technical viability of the project. The formal study, which comprises 15 sections, some of which are multi-volume reports, has been conducted during the past two years. Since early 2004, PolyMet has spent $20.2 million on the study and related work.

The study describes a project which is enlarged from that envisioned in the Technical Reports published in 2004 and 2005. Specifically, the processing rate is 32,000 tons of ore per day, as announced on March 9, 2006. The DFS analyzes the results of extensive process testing and compilation of the vast geologic data base.

The quality of the cost estimation in the study is demonstrated by the results of an exhaustive Monte Carlo risk analysis that led Bateman to use a contingency of 10%, compared with a more normal 15% for a feasibility study.

Initial mine planning is based on copper at $1.25/lb, nickel at $5.60 per pound, and precious metal prices of $210, $800, and $400 per ounce respectively for palladium, platinum and gold. These prices are significantly more conservative than the SEC-standard of three-year trailing average prices (to July 31, 2006) of $1.67/lb for copper, $6.68/lb for nickel and $233, $902, and $454 per ounce respectively for palladium, platinum and gold.

DFS DETAIL

Resources and Reserves
The NorthMet deposit has been extensively drilled during several campaigns starting with US Steel Corporation’s work in the late 1960s and culminating in PolyMet’s 2005 program. Within the overall mineralized envelope, PolyMet has defined measured and indicated mineral resources above the 500-foot elevation (approximately 1,060 feet below surface.)

In addition to inferred mineral resources, the resource envelope remains open along strike and down dip. The DFS observes that, in addition to the measured, indicated and inferred mineral resources, there is another 75-100 million tons of “potential material” above the 500-foot elevation captured by extending the area of influence assumed for each sample and that historic drilling as much as 2,500 feet below surface (nearly 1,500 feet below the 500-foot elevation) has encountered mineralization with a grade comparable to or better than nearer-surface resources.

Within the mineral resource, PolyMet has for the first time established an initial proven and probable reserve.

July 2006 Mineral Resource and Reserve Estimate

Category	Short Tons (millions)	Copper (%)	Nickel (%)	Cobalt (%)	Palladium ppb	Platinum ppb	Gold ppb	Total precious metals (oz/st)	Net Metal Value (US$/st)
Resources
Measured (M)	133.7	0.298	0.087	0.007	269	67	35	0.011	15.11
Indicated (I)	288.4	0.266	0.078	0.007	231	66	33	0.010	13.54
M+I	422.1	0.276	0.081	0.007	243	66	34	0.010	14.04
Inferred	120.6	0.247	0.074	0.007	243	65	33	0.009	12.72
Reserves
Proven	80.4	0.32	0.09	0.0076	292	75	39	0.012	16.60
Probable	101.3	0.3	0.08	0.0074	268	79	38	0.011	15.45
Total	181.7	0.31	0.09	0.0075	279	77	39	0.012	16.34

Project Scope and Capital Costs
Since the previous Technical Report was published in July 2004, there have been numerous changes to the scope of the project. Most notably, the processing rate has been expanded by nearly 20% to 32,000 tons of ore per day. In addition, PolyMet is commitment to exceeding Minnesota’s environmental standards, which are amongst the most stringent in the world, resulting in additional costs.

Other scope changes, including construction of additional facilities to house the hydrometallurgical and metallurgical plants, have added to project capital. Total scope changes, including the expanded processing rate, account for approximately $90 million of the increase in capital costs since the previous estimate in 2004.

Capital Cost Estimate
($’000)

	Initial	Sustaining
Direct Costs
Mine & Mine Site Infrastructure	18,489	24,354
Railroad	8,464	33,344
Beneficiation Plant	62,992	0
Hydromet Plant	191,996	3,170
Tailings & Residue Disposal	3,134	7,949
Total Direct Costs	285,075	68,817
Contingency	27,070
Total Direct CTotal	312,145
Indirect Costs
Total Indirect, including contingencies	67,495	2,970
Total Capital	379,640	71,787

Saleable Products
The DFS describes three products from NorthMet:

  High grade copper cathode that can be sold on the LME or COMEX markets or shipped directly to copper fabricators. Such product could potentially capture a premium price that has not been included in the economic analysis

  A mixed hydroxide of nickel and cobalt that will be shipped to a third-party processor to produce nickel and cobalt metals. PolyMet is in advanced discussions with potential buyers for the product. In conjunction with these negotiations, PolyMet is continuing to analyze the economics of producing separate nickel- and cobalt-hydroxides at site

  A precious metals precipitate that will be shipped to a third-party refiner for production of palladium, platinum and gold – PolyMet is in advanced discussions with potential buyers

The copper metal will be electrowon from a copper sulfate solution from the hydrometallurgical plant – electrowinning is a well established, low-cost and low-energy process that eliminates the need for traditional smelting of sulfidic concentrates. Other metals will be shipped off site for final processing.

Key Data and Economic Analysis
The economics reported in the DFS reflect the initial mine plan which in turn is based on the permit application for a processing rate of 32,000 tons per day for an initial period of 20 years. As previously described, the pit plan is not fully optimized and the 20-year permit application covers significantly less than half of the measured and indicated resources already defined.

The table below sets out Base Case metal price assumptions and process recovery and key operating data for the average of the first five years of full-scale production. These data comprise metal content of the three products described above, the contribution to net revenue after third-party processing costs, estimates of cash costs for each metal using a co-product basis whereby total costs are allocated to each metal according to that metal’s contribution to the net revenue, cash costs on a by-product basis whereby revenues from other metals are offset against total costs and those costs divided by production – this analysis is included for copper and for nickel. The final columns show the increase or decrease in the EBITDA with a change in the price of each metal.

Base Case Price and Operating Assumptions and Key Production Numbers

		Assumptions		Average of First Five Years
			Metal		Contribution	Cash costs		Sensitivity
		Base Case	Recovery	Production	to net revenue	co-product	by product	Δ Price	Δ EBITDA
		$/lb or oz	%	mmlbs or oz	%	$/lb or $/oz	$/lb or $/oz	$/lb or $/oz	$'000

Copper	lb	2.25	92.3%	72.058	51.8%	0.81	0.06	0.10	6,990
Nickel	lb	7.80	70.3%	15.401	30.7%	2.84	(1.46)	0.10	1,195
Cobalt	lb	16.34	40.7%	0.727	3.0%	6.67	n/a	0.10	56
Palladium	oz	274	75.2%	75,995	6.3%	113	n/a	10	737
Platinum	oz	1,040	72.7%	20,531	6.8%	477	n/a	10	199
Gold	oz	540	67.0%	9,459	1.6%	239	n/a	10	92
Total precious	oz			105,984	14.6%		n/a	10	1,028

Note: Costs are for Low Case metal price assumptions

The final table sets out key financial statistics – the internal rate of return on the future capital investment and the present value of the future cash flow (including capital costs) using a 5% and 7.5% discount rate on both a pre-tax and an after-tax basis. The bottom section of the table shows the average over the first five years of full-scale production for gross revenue (before royalties and third-party processing fees), net revenues (after those costs) and EBITDA.

The price assumptions include recent actual prices (July 2006), our Base Case described previously, and a Low Case that is comparable to but slightly more conservative than the SEC-standard for reserve calculation, namely the three-year trailing average to the end of July 2006. Finally, the table shows a sensitivity analysis of a ± 10% change in the Base Case metal price assumptions.

Economic Projections on a Range of Metal Price Assumptions

		Average July 2006	Price Assumptions

			Main Cases		Sensitivity

			Base Case 3-year trailing plus 2-year forward	Low Case

					Base -10%	Base +10%

Metal Prices
Copper	$/lb	3.50	2.25	1.50	2.03	2.48
Nickel	$/lb	12.06	7.80	6.50	7.02	8.58
Cobalt	$/lb	14.52	16.34	15.25	14.71	17.97
Palladium	$/oz	322	274	225	247	301
Platinum	$/oz	1,241	1,040	900	936	1,144
Gold	$/oz	634	540	450	486	594
Financial Summary
Pre-tax
IRR	%	n/a	34.2%	17.4%	28.2%	40.9%
PV discounted at 5%	$'000	n/a	1,210,792	450,643	908,842	1,522,091
PV discounted at 7.5%	$'000	n/a	910,978	298,807	668,940	1,162,218
Post-tax
IRR	%	n/a	26.7%	13.4%	21.9%	31.9%
PV discounted at 5%	$'000	n/a	873,022	295,515	644,220	1,109,633
PV discounted at 7.5%	$'000	n/a	595,358	161,924	424,674	773,362
First 5 years:
Average gross revenue	$'000	504,438	341,417	259,111	307,275	375,559
Average net revenue	$'000	440,257	303,147	228,067	273,310	332,908
Average EBITDA	$'000	312,382	175,273	100,193	145,435	205,033

PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100% of the NorthMet copper-nickel-precious metals ore body and 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet has completed its Definitive Feasibility Study and is seeking environmental and operating permits in order to commence commercial production anticipated in the second half of 2008.

POLYMET MINING CORP.

	Per:	“William Murray”
William Murray, President
For further information, please contact:
William Murray		Douglas Newby
President and CEO		Chief Financial Officer
+1 (604) 669-4701		+1 (646) 879-5970
wmurray@polymetmining.com		djnewby@polymetmining.com

Media and Government Contact:		Investor Contact:
Warren Hudelson		Alex MacDougall
Executive Vice President		Macdougall Consultants, Ltd.
+1 (218) 245-3634		+1 (519) 887-6625
whudelson@polymetmining.com		macdougall_consult@yahoo.com

This news release contains forward-looking statements concerning anticipated developments in PolyMet's operations in the future.Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved. These forward-looking statements may include statements regarding exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, timelines including timelines for third-party studies and issuance of permits to operate by various government agencies, strategic plans, the market price of metals, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements due to a variety of risks, uncertainties and other factors. PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statement if circumstances or management’s beliefs, expectations and opinions should change.

Cautionary note to U.S. investors: the terms “measured and indicated resource”, “mineral resource”, and “inferred mineral resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves. We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the SEC does not recognize these terms. Mineral Resources do not have demonstrated economic viability. It cannot be assumed that all or any part of a Mineral Resource will ever be upgraded to Reserves. Under Canadian rules, estimates of inferred mineral resources may not form the basis of or be included in feasibility or other studies. U.S. investors are cautioned not to assume that any part of an inferred mineral resource exists, or is economically or legally mineable.

Specific reference is made to PolyMet’s most recent Form 20-F/Annual Information Form on file with the SEC and Canadian securities authorities for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.